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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Arlington Hospitality, Inc.
_______________________________________________________________________________
                               (Name of Issuer)

                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                    041560103
        _______________________________________________________________
                                (CUSIP Number)

                                Kenneth M. Fell
                         30 S. Wacker Drive, Suite 1003
                        Chicago, IL 60606 (312) 382-1984
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 25, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP NO.   041560103
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kenneth M. Fell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            490,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             490,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      490,900
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Number of Reporting Persons--Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source                                                        Symbol

Subject Company (Company whose securities are being acquired)               SC

Bank                                                                        BK

Affiliate (of reporting person)                                             AF


================================================================================

Item 1. Security and Issuer.

          Common Stock, par value $0.005 per share.

Amerihost Properties, Inc.
2355 S. Arlington Heights Rd.
Suite 400
Arlington Heights, Illinois 60005

Item 2. Identity and Background.

(a) Name: Kenneth M. Fell

(b) Business Address: 30 S. Wacker Drive Suite 1003 Chicago, Illinois 60606

(c) Mr. Fell's principal occupation is president of KF Inc. a financial derivatives trading corporation.

(d) During the last five years, Mr. Fell has not been convicted in a criminal proceeding (excluding traffic violations).

(e) During the last five years Mr. Fell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Mr. Fell is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

Mr. Fell purchased the shares of Common Stock with personal funds.

Item 4. Purpose of Transaction

Mr. Fell has been and may continue to be in contact with Arlington's management, members of Arlington's Board of Directors, other large shareholders, and others regarding strategies for maximizing shareholder value including, but not limited to, the execution of Arlington's previously announced common stock buy-back program. In addition, on March 25, 2002, during a conversation with Mr. Mike Holtz (Arlington's President, CEO, and Chairman), Mr. Fell communicated his desire to be included on Arlington's current Board of Directors.

Mr. Fell acquired the stock solely for investment because of his belief that the stock is undervalued. Mr. Fell did not at the time of his purchase of the stock, and does not presently, plan to acquire control of Arlington. Mr. Fell may from time to time buy or sell the stock in the open market.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Fell beneficially owns 490,900 shares of Common Stock.

(b) Mr. Fell has sole voting power and sole dispositive powers with respect to all 490,900 shares of Common Stock he beneficially owns.

(c) No transactions during the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Fell is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Amerihost Properties, Inc.

Item 7. Material to be filed as Exhibits.

None.



                          Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2002

                          ----------------------------

Kenneth M. Fell